UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

Item
1.	Grupo Supervielle S.A. – Relevant information – Annual Report 20F

Buenos Aires, May 9, 2019

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant information – Annual Report 20F

To whom it may concern,

We address this letter to you in order to inform that, on the date hereof, Grupo Supervielle S.A. (the “Company”) filed with the US Securities and Exchange Commission (SEC) the Annual Report 20-F for the fiscal year ended December 31, 2018. Such Annual Report is available electronically on our website www.gruposupervielle.com and at www.sec.gov.

In this regard, it is reported that as from fiscal year 2018, the Company’s financial statements are issued under the International Financial Reporting Standards (“IFRS”) as adopted by the Central Bank of the Republic of Argentina (the “BCRA”), i.e. excluding paragraph 5.5 Impairment of IFRS 9 Financial Instruments, and IAS 29 Financial Reporting in Hyperinflationary Economies.

Notwithstanding the foregoing, in our Annual Report 20-F filed with the SEC, the financial statements have been presented under IFRS without exceptions, given that no partial adoption is admitted. Hence, by presenting a balance sheet under full IFRS, reconciliation with US GAAP was discontinued. These financial statements present significant differences with those issued under the BCRA’s presentation standards, since they include the expected loss model of IFRS 9 and the adjustment for inflation set forth by IAS 29.

On our website www.gruposupervielle.com you may find an explanation of the methodology for calculating the adjustment for inflation and a reconciliation between the balance sheet and income statement for the year ended December 31, 2018 under BCRA presentation rules and under Full IFRS used in the Annual Report 20F.

Yours faithfully,

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 10, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer